

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 3, 2010

<u>**Via U.S. Mail**</u>

Guo Yun Yao
Chief Executive Officer, President, Secretary and
Chairman of the Board of Directors
Asia Carbon Industries, Inc.
110 Wall Street, 11th Floor
New York, NY 10005

>   **Re: Asia Carbon Industries, Inc.**
>   **Amendment No.2 to Registration Statement on Form S-1**
>   **Filed: August 23, 2010**
>   **File No.: 333-167090**

Dear Ms. Yao:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise to ensure that all of the entities involved in your corporate organization are clearly and consistently identified. For example, we note that you refer to Jinzheng Liteweisi Carbon Ltd. as "JL Carbon" on page three while you refer to the entity as "Liteweisi" on page F-6. Further, we note your reference to Taiyuan Hongzing on page three; however, it is unclear how this entity relates to Shanzi Hongxing.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

2. Please revise to eliminate duplicative information. For example, you need only one discussion of your critical accounting policies. In addition, you may combine your liquidity disclosures into one section that discusses your status for each period presented.

Security Ownership of Certain Beneficial Owners and Management, page 67

3. Please reconcile the discrepancy between the 32,715,455 shares of common stock you disclose as being owned by all of the company's directors and officers as a group, with the 36,239,394 restricted shares of common stock issued to Karen Prudente as nominee and trustee for the Hongxing Shareholders at the time of the execution of the VIE Agreements (we note disclosure throughout the registration statement, starting on page 3 under "Corporate History").

Executive Compensation, page 73

4. We note your response to comment 41 in our letter dated July 28, 2010. However, you must report compensation awarded to, earned by, or paid to the named executive officers regardless of issuance. Please also provide the compensation paid to Mr. Segal. Please refer to Items 402(m)(1)-(3) of Regulation S-K.

Director Compensation, page 74

5. Please reconcile your disclosure here that you pay no compensation to the directors for serving as a director with the disclosure on page 79 of the registration statement that you issued 74,900 shares of common stock to Michael Segal in consideration for his service as a director.

Note 4 - Property and Equipment, page F-11

6. We note your response to comment 16 in our letter dated July 28, 2010. Please revise your disclosure to address the following items for each period presented:

- Disclose the carrying value of the assets.
- Discuss how you have specifically identified the assets. In this regard, please tell us if the assets are segregated from those currently being used in production.
- Include a specific and comprehensive discussion regarding what consideration you have given to whether the carrying value of these assets was impaired.
- Discuss the current status of your new production line.

Legal Opinion

7. We reissue comment 55 in our letter dated July 28, 2010. Please revise to state the law upon which your opinion regarding the validity of the shares offered is based.

    You may contact Tricia Armelin, Senior Staff Accountant, at (202) 551-3747 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

                                  Sincerely,

                                  Pamela A. Long
                                  Assistant Director

cc: Gregory Sichenzia, Esq.
        Benjamin Tan, Esq.
        Sichenzia Ross Friedman Ference LLP
        via facsimile at (212) 930-9725